MITTAL STEEL COMPANY N.V. REPORTS RECORD RESULTS

FOR THE SECOND QUARTER AND FIRST HALF 2007

August 1, 2007 – Mittal Steel Company N.V. (referred to as “ArcelorMittal”, “Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and six month periods ended June 30, 2007.

H107 Highlights:

•	Record quarterly and half-year results
•	$7.7 billion operating income - triple H106 levels
•	Shipments at 55.7 million metric tonne - almost double H106 levels
•	$973m of synergies captured by end of H107

Financial highlights (on the basis of IFRS, amounts in US$ and Euros1):

(US dollars in millions except earnings per share and shipments data)

Results	US Dollars
	Q2 2007 Actual	Q1 2007 Actual	Q2 2006 Actual	H1 2007 Actual	H1 2006 Actual
Shipments (Million MT)[2]	28.7	27.0	15.2	55.7	29.4
Sales	27,223	24,476	9,230	51,699	17,660
Operating income	4,232	3,455	1,359	7,687	2,311
Net income	2,723	2,250	897	4,973	1,507
Basic earnings per share	$1.97	$1.62	$1.27	$3.60	$2.14

(Euros in millions except earnings per share and shipments data)

Results	Euros[1]
	Q2 2007 Actual	Q1 2007 Actual	Q2 2006 Actual	H1 2007 Actual	H1 2006 Actual
Shipments (Million MT)[2]	28.7	27.0	15.2	55.7	29.4
Sales	20,194	18,675	7,336	38,898	14,362
Operating income	3,139	2,636	1,080	5,784	1,879
Net income	2,020	1,717	713	3,742	1,226
Basic earnings per share	€1.46	€1.24	€1.01	€2.71	€1.74
1.	US dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.3481, 1.3106, 1.2582, 1.3291 and 1.2296 for Q2 2007, Q1 2007, Q2 2006, 1H 2007 and 1H 2006, respectively.
2.	Some inter-company shipments are not eliminated.

Inter-company transactions have been eliminated in consolidation. The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Auditing Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in this press release have not been audited.

MITTAL STEEL COMPANY N.V. SECOND QUARTER

AND FIRST HALF 2007 RESULTS

Net income for the three months ended June 30, 2007, was $2.7 billion, or $1.97 per share, as compared with net income of $2.3 billion, or $1.62 per share, for the three months ended March 31, 2007. Net income in the second quarter 2007 was higher than first quarter 2007 primarily due to strong demand for our products, resulting in higher shipments and higher selling prices, offset in part by higher costs.

Sales and operating income for the three months ended June 30, 2007, were $27.2 billion and $4.2 billion, respectively, as compared with $24.5 billion and $3.5 billion, respectively, for the three months ended March 31, 2007.

Total steel shipments for the three months ended June 30, 2007, were 28.7 million metric tonnes as compared with 27.0 million metric tonnes for the three months ended March 31, 2007.

Analysis of operations for Q207 v Q206

During 2006, the Company’s operations have changed substantially, primarily following the merger with Arcelor which has been consolidated from August 1, 2006, and therefore, the Q207 and Q206 results are not comparable on a like-for-like basis.

Sales for the three months ended June 30, 2007, were $27.2 billion as compared with $9.2 billion for the three months ended June 30, 2006.

Depreciation for the three months ended June 30, 2007, was $1.1 billion as compared with $342 million for the three months ended June 30, 2006.

Operating income for the three months ended June 30, 2007, increased to $4.2 billion as compared with $1.4 million for the three months ended June 30, 2006.

Income from equity method investments for the three months ended June 30, 2007, was $195 million as compared with $13 million for the three months ended June 30, 2006.

Net financing cost for the three months ended June 30, 2007, was $182 million as compared with $20 million for the three months ended June 30, 2006.

Income tax expense for the three months ended June 30, 2007, was $1.1 billion as compared with $339 million for the three months ended June 30, 2006. The effective tax rate for the three months ended June 30, 2007 remained flat at 25.2% as compared with the three months ended June 30, 2006.

Net income for the three months ended June 30, 2007, was $2.7 billion as compared with $897 million for the three months ended June 30, 2006.

Analysis of operations for Q207 v Q107

Sales for the three months ended June 30, 2007, were $27.2 billion as compared with $24.5 billion for the three months ended March 31, 2007. Sales were higher in the second quarter due to higher shipment and higher average steel selling prices. The company enjoyed strong demand for its products in the second quarter as compared to the first quarter 2007.

Depreciation for the three months ended June 30, 2007, was $1.1 billion as compared with $891 million for the three months ended March 31, 2007. Depreciation was higher in the second quarter due to an increase of plant, property and equipment, amortisation of intangibles recognised in purchase price allocations and alignment of definitions.

Operating income for the three months ended June 30, 2007, increased to $4.2 billion as compared with $3.5 billion for the three months ended March 31, 2007.

Income from investments for the three months ended June 30, 2007, was $195 million as compared with $154 million for the three months ended March 31, 2007.

Net financing costs for the three months ended June 30, 2007, were $182 million as compared with $10 million for the three months ended March 31, 2007. Included in the net financing cost is net interest expense which increased by $33 million to $296 million for the three months ended June 30, 2007, as compared to $263 million for the three months ended March 31, 2007. Net financing costs for the three months ended June 30, 2007 include other gains such as Canadian dollar swap, foreign exchange and certain financial instruments.

Income tax expense for the three months ended June 30, 2007, was $1.1 billion as compared with $934 million for the three months ended March 31, 2007. The effective tax rate for the three months ended June 30, 2007, was 25.2% as compared with 25.8% for the three months ended March 31, 2007.

Minority interest during the three months ended June 30, 2007, was $497 million (of which Arcelor Brasil is $152 million) as compared with $436 million (of which Arcelor Brasil is $141 million) for the three months ended March 31, 2007.

Net income for the three months ended June 30, 2007, increased to $2.7 billion as compared with $2.3 billion for the three months ended March 31, 2007.

Liquidity and Capital Resources

ArcelorMittal's principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of June 30, 2007, the Company’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $6.8 billion as compared to $8.3 billion at March 31, 2007.

The Company had total liquidity of $16.4 billion at June 30, 2007, consisting of cash and cash equivalents (including restricted cash and short-term investments of $6.8 billion), and available bank lines (including bank lines at the level of its operating subsidiaries) of $9.6 billion at June 30, 2007.

Changes in current assets and current liabilities resulted in the use of cash during the three months ended June 30, 2007 of $587 million as compared to $653 million for the three months ended March 31, 2007, primarily due to an increase in trade accounts receivables and prepaid expenses, partly offset by an increase in trade payables.

For the three months ended June 30, 2007, net cash provided by operating activities was $3.7 billion, as compared with $2.7 billion for the three months ended March 31, 2007.

Capital expenditures during the three months ended June 30, 2007, increased to $1.3 billion as compared with $988 million for the three months ended March 31, 2007.

Recent Developments

•

On July 26, 2007, ArcelorMittal announced that it has reached an agreement with the Polish Government to acquire the outstanding 25.2% shares of ArcelorMittal Poland currently held by the Polish State and Treasury Ministry. ArcelorMittal has agreed to acquire each share at a price of Polish zloty (“PLN”) 6.5, valuing the remaining 25.2% of shares at approximately PLN 436 million (approx. $157 million).

•

On July 20, 2007, ArcelorMittal, announced that it had reached a preliminary agreement to acquire two steel tube businesses from Vallourec. Vallourec Précision Soudage (VPS) produces about 100,000 tonnes of welded steel tubes for application in the automotive industry from two sites in France. Also based in France, Vallourec Composants Automobiles Vitry (VCAV) specialises in the design and manufacturing of tubular components for the automotive industry. Combining them with ArcelorMittal's existing pipes and tubes business, will enable an even more complete product offering range to automotive customers.

•

On July 19, 2007, ArcelorMittal announced that it had been formally granted concessions by the Republic of Senegal to develop mining, transportation and logistics activities in the Faleme region of South East Senegal.

•

On July 10, 2007, ArcelorMittal announced the signing of agreement and installation of European Works Council (“EWC”) agreement. The newly installed integrated ArcelorMittal EWC will replace the former EWCs that existed in both previous companies.

•	On June 29, 2007, Mittal Steel announced the publication of the legal documentation for its merger with ArcelorMittal, a Luxembourg subsidiary. This was the first step of the previously-announced two-step merger process between Mittal Steel and Arcelor S.A. In the first step, Mittal Steel will merge into its wholly-owned non-operating subsidiary ArcelorMittal.

•

On June 5, 2007, Mittal Steel publicly announced the results of its tender offer for the shares it did not hold in Arcelor Brasil. In the aggregate, Mittal Steel acquired 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil as of June 5, 2007, thereby increasing its previous 67.1% shareholding in Arcelor Brasil to 96.6%. Mittal Steel paid for the shares with $3.5 billion in cash and approximately 27.0 million Mittal Steel class A common shares, representing a total consideration of $5.2 billion. As required by Brazilian regulations, beginning on June 5, 2007 and ending at the latest on September 4, 2007, the remaining shareholders in Arcelor Brasil may sell their shares to Mittal Steel for R$53.89 per share (the same price offered to the Arcelor Brasil shareholders accepting the cash option of the offer) as adjusted pursuant to applicable law. On June 19, 2007, the Brazilian stock exchange regulator CVM announced that the Arcelor Brazil shares have been delisted. Mittal Steel will cause a general Arcelor Brasil shareholders’ meeting to be held in order to approve the redemption of the remaining shares. The redemption price will be equal to R$53.89 per share. Mittal Steel therefore expects that it will subsequently acquire the 18.3 million Arcelor Brasil shares that remained outstanding after the closing of the tender offer, which are valued at approximately $0.5 billion. Following the tender offer an additional 7.9 million Arcelor Brasil shares were purchased, resulting in an outstanding balance of $0.3 billion.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	June 30,	March 31,	December 31,
In millions of US dollars	2007	2007	2006 [1]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$ 6,782	$ 8,277	$ 6,146
Trade accounts receivable – net	11,246	10,318	8,769
Inventories	19,448	19,319	19,238
Prepaid expenses and other current assets	6,091	5,838	5,209
Total Current Assets	43,567	43,752	39,362

Goodwill and intangible assets	14,954	10,720	10,782
Property, plant and equipment –net	57,836	54,351	54,696
Investments in affiliates and joint ventures	4,707	4,058	3,492
Deferred tax assets	1,503	1,563	1,670
Other assets	2,282	2,340	2,164
Total Assets	$124,849	$116,784	$112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$7,617	$5,829	$4,922
Trade accounts payable	11,853	10,909	10,717
Accrued expenses and other current liabilities	10,741	10,061	8,921
Total Current Liabilities	30,211	26,799	24,560

Long-term debt, net of current portion	22,389	21,200	21,645
Deferred tax liabilities	7,625	7,419	7,274
Other long-term obligations and deferred employee benefits	9,677	8,182	8,496
Total Liabilities	69,902	63,600	61,975

Total Shareholders’ Equity	48,549	44,642	42,127
Minority Interest	6,398	8,542	8,064
Total Equity	54,947	53,184	50,191
Total Liabilities and Shareholders’ Equity	$124,849	$116,784	$112,166

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA & OTHER INFORMATION

In millions of US dollars, except shares, per share and shipment data	Three Months Ended			Six Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
STATEMENT OF INCOME

Sales	$27,223	$24,476	$9,230	$51,699	$17,660
Depreciation	1,094	891	342	1,985	699
Operating income	4,232	3,455	1,359	7,687	2,311
Operating margin %	15.5%	14.1%	14.7%	14.9%	13.1%

Other income (expense) – net	62	21	(6)	83	1
Income from equity method investments	195	154	13	349	38
Financing costs – net	(182)	(10)	(20)	(192)	(195)
Income before taxes and minority interest	4,307	3,620	1,346	7,927	2,155
Income tax expense	1,087	934	339	2,021	456
Income before minority interest	3,220	2,686	1,007	5,906	1,699
Minority interest	(497)	(436)	(110)	(933)	(192)
Net income	$2,723	$2,250	$897	$4,973	$1,507

Basic earnings per common share	$1.97	$1.62	$1.27	$3.60	$2.14
Diluted earnings per common share	1.97	1.62	1.27	3.59	2.13
Weighted average common shares outstanding (in millions)	1,380	1,386	705	1,383	705
Diluted weighted average common shares outstanding (in millions)	1,382	1,388	706	1,385	706

OTHER INFORMATION
Total shipments of steel products[1] (Millions of metric tonnes)	28.7	27.0	15.2	55.7	29.4
1.	Some inter-company shipments are not eliminated

In millions of US dollars	Three Months Ended			Six Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Operating activities:
Net Income Adjustments to reconcile net income to net cash provided by operations: Minority interests Depreciation Others Changes in operating assets and liabilities, net of effects from acquisition	$2,723 497 1,094 5 (587)	$2,250 436 891 (274) (653)	$897 110 342 34 336	$4,973 933 1,985 (269) (1,240)	$1,507 192 699 (173) (118)
Net cash provided by operating activities	3,732	2,650	1,719	6,382	2,107
Investing activities:
Purchase of property, plant and equipment	(1,330)	(988)	(348)	(2,318)	(611)
Acquisition of net assets of subsidiaries, net of cash acquired	(5,435)	862	(942)	(4,573)	(957)
Net cash used in investing activities	(6,765)	(126)	(1,290)	(6,891)	(1,568)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	2,693	15	(171)	2,708	(164)
Dividends paid	(644)	(514)	(105)	(1,158)	(241)
Other financing activities (net)	(580)	46	3	(534)	2
Net cash provided by (used in) financing activities	1,469	(453)	(273)	1,016	(403)
Net increase (decrease) in cash and cash equivalents	(1,564)	2,071	156	507	136
Effect of exchange rate changes on cash	90	67	(86)	157	(50)

At the beginning of the period	8,158	6,020	2,051	6,020	2,035
At the end of the period	$6,684	$8,158	$2,121	$6,684	$2,121